September 29, 2022

Anna Abramson

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	mCloud Technologies Corp.

Amendment No. 6 to Registration Statement on Form F-1

Filed August 22, 2022

File No. 333-264859

To whom it may concern:

mCloud Technologies Corp. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 6 to the Registration Statement on Form F-1 filed on August 22, 2022 (the “Registration Statement”) and further to our September 2, 2022 response to your September 1, 2022 Comment Letter (the “September 2 Response”). We respectfully believe that this further response will fully address your comments and an amendment is not required. We are concurrently submitting this letter via EDGAR.

SEC comment:

We have reviewed your response to our prior comment. (1) Please clarify your statement that the “loss of control as a result of an agreement is not a disposal.” In this regard, provide us with your comprehensive accounting analysis, with citation to authoritative guidance and the material terms of contracts, that supports your accounting for both the consolidation of and the loss of control of Agnity. (2) Please clarify why the loss of control of Agnity does not represent a sale to a third-party. Your analysis should address IFRS 5.32 to explain why the Agnity business was not presented as held for sale as of June 30, 2022 as well as subsequent to period end.

Accounting for the consolidation of Agnity on April 22, 2019

As discussed in the Company’s September 2 Response, on October 27, 2016, several Agnity entities and Flow Capital Corp. (“Flow”; an entity unrelated to mCloud or Agnity) entered into an Amended and Restated Royalty Purchase Agreement (the “A&R Royalty Agreement”), filed as Exhibit 10.16 to the Company’s Registration Statement on Form F-1, pursuant to which, among other things, Agnity was required to make certain payments to Flow based on aggregate quarterly sales (“royalty payments”). The royalty payments are repayments of installments previously made to Agnity and interest accrued on those installments. For clarity, no services, goods or intellectual property were provided to Agnity as part of the A&R Royalty Agreement, and the A&R Royalty Agreement is considered a financial liability accounted for under IFRS 9.

On June 17, 2017, mCloud executed a Master Service and License Agreement (“MLSA”) with Agnity whereby Agnity transferred to mCloud a non-exclusive perpetual license in certain Agnity IP in return for licensing fees paid by mCloud to Agnity.

On January 22, 2019, Flow assigned its interest in the A&R Royalty Agreement, including accrued but unpaid Royalty Payments, to mCloud and mCloud became Flow’s successor in interest to the A&R Royalty Agreement and to the unpaid Royalty Payments. A Bill of Sale was executed on this date whereby mCloud acquired the A&R Royalty Agreement from Flow for consideration comprised of a US $2 million loan and a further CAD $0.525 million or 1.5 million in shares, at the discretion of Flow, upon repayment of the loan.

On April 22, 2019, the A&R Royalty Agreement was amended (the “Amendment”, and the A&R Royalty Agreement as amended by the Amendment is the “Amended Royalty Agreement”, which agreement is filed as Exhibit 10.4 to the Registration Statement). Pursuant to the Amended Royalty Agreement, Section 5(a), Agnity and mCloud established an operations committee (the “Operations Committee”) for the purposes of monitoring, evaluating and ensuring compliance with the terms of the Amended Royalty Agreement, and for mutual value creation, and comprised at all times of a majority of the Company’s representatives. In accordance with Section 5(a) of the Amended Royalty Agreement, the Operations Committee meets on a monthly basis and is responsible for directing the relevant activities of Agnity including reviewing and approving operating budgets, deliverables and performance, significant capital investments, changes to key management remuneration, product development roadmap and debit or equity financing, among other significant operational responsibilities. mCloud has the ability to appoint the majority members of the Operations Committee and therefore controls the Operations Committee. In addition, the Amended Royalty Agreement granted mCloud the option to acquire Agnity at any time prior to June 30, 2020. The option to acquire Agnity was not relevant to the assessment of control because the equity holders (and potential equity holders) were not considered to have power over the relevant activities, as such activities have been delegated to the Operations Committee.

Management concluded that mCloud controls the Operations Committee as a result of its majority representation, which resulted in mCloud having power over the relevant activities of Agnity. Under section 4(b) of the Amended Royalty Agreement Agnity is required to make fixed monthly royalty payments to mCloud of $10,000 per month. These payments continue in perpetuity. mCloud has exposure to variable returns as there is a possibility Agnity may default on its obligations to make these payments depending on the results realized by Agnity.

As a result, Management concluded that mCloud obtained control over Agnity through the Amended Royalty Agreement considering the definition of control in IFRS 10:

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An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

7	Thus, an investor controls an investee if and only if the investor has all the following:

(a)	power over the investee;

(b)	exposure, or rights, to variable returns from its involvement with the investee; and

(c)	the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 7(A)

In addition to IFRS 10, management considered guidance in KPMG’s Insights into IFRS 16th edition (“Insights”) in concluding that mCloud obtained control over Agnity. In assessing IFRS 10.7a, management considered the ability to control an entity by contract alone without any equity interest which is discussed in Insights section 2.6.300.60:

“In a business combination achieved by contract alone, the acquirer receives no additional equity interests in the acquiree. Therefore, if the acquirer held no equity interest in the acquiree before the business combination, then 100 percent of the acquiree’s equity would be attributed to NCI. If in such circumstances the acquirer elects to measure NCI at fair value at the date of acquisition, then in our view this does not include any control premium (see 2.4.840) because it is a non-controlling interest. [IFRS 3.44]”

mCloud does not hold an equity interest in Agnity; however, mCloud has substantive rights over the relevant activities of Agnity based on mCloud’s control of the Operating Committee; not by voting rights held by shareholders. As noted above, mCloud’s option to purchase Agnity which expired in June 2020 was not relevant to the conclusion that mCloud has control over Agnity since the decisions over the relevant activities are not made by shareholder voting rights.

In the case of Agnity, the Operations Committee has the ability to direct the relevant activities, as outlined above. The Committee meets monthly and has the authority to make decisions at their monthly meetings in relation to the relevant activities discussed above.

The Committee is comprised of three members, and decisions are made according to majority vote of the committee members. Therefore, a party with the power to nominate two members of the Committee will have power over the decisions made by the Committee. As previously noted, mCloud has the right to nominate a majority of the members of the Operations Committee.

The decision-making rights of the Operations Committee are broad and extensive and not related only to rights which might apply in specific circumstances (i.e., protective rights). These rights are beyond those normally held by a party that would be solely interested in protecting its investment, and instead are focused on growing Agnity’s business and creating an appropriate governance structure which is ultimately in the interest of both mCloud and Agnity’s shareholders.

IFRS 7(B)

IFRS 10.B57(b) guides that variable returns can take the form of:

“remuneration for servicing an investee’s assets or liabilities, fees and exposure to loss from providing credit or liquidity support, residual interests in the investee’s assets and liabilities on liquidation of that investee, tax benefits, and access to future liquidity that an investor has from its involvement with an investee.”

Insights 2.5.210.40 notes “For the purposes of this analysis, variable returns are not limited to returns that might vary in their calculation—e.g. dividends or fees that vary based on performance. Instead, variable returns include returns that are otherwise fixed but that expose the investor to variability because they are subject to the risk that the investee will default on payment—e.g. fixed interest payments on a bond.”

mCloud does not hold an equity interest in Agnity however, mCloud does have exposure to returns by virtue of the fixed monthly payments owed by Agnity to mCloud under the Amended Royalty Agreement.

There is variability in mCloud’s exposure to returns as there is a possibility that Agnity will default on its obligations which is noted as a factor creating variability in the underlined sections above.

IFRS 7(C)

mCloud’s ability to unilaterally influence operations via the Operations Committee gives mCloud the ability to control relevant activities of Agnity to affect its operating performance and therefore its ability to generate cash flow sufficient to pay the fixed monthly payments and receivable owing under the Amended Royalty Agreement.

The Operations Committee is responsible for the relevant decisions of Agnity which directly affect mCloud’s returns and ability to realize returns from its relationship with Agnity.

Management concludes that mCloud gained control over Agnity on April 22, 2019, when the mCloud Agreement was formally executed thereby granting mCloud power over Agnity.

Management applied the requirements of IFRS 3 Business Combinations to the accounting for the transaction. As mCloud did not obtain an entitlement to a proportionate share of Agnity’s net assets in liquidation, Management recognized the 100% equity interest held by Agnity’s shareholders as non-controlling interest (“NCI”). On obtaining control, the NCI was valued at the fair value of Agnity.

Accounting for the loss of control

On July 29, 2022, 100% of Agnity’s shares were acquired by a third party from Agnity’s shareholder, constituting a change of control in accordance with the terms of the Amended Royalty Agreement. Under the terms of the Amended Royalty Agreement, a change in control of Agnity resulted in termination of the Amended Royalty Agreement and payment of a specified amount to mCloud, which was received by mCloud on July 29, 2022. This payment terminates mCloud’s entitlement to future royalty payments. Additionally, the Operations Committee was dissolved. As a result of these changes, Management concluded that mCloud no longer has power over the relevant activities of Agnity and is no longer exposed to variability in returns from Agnity, and that as a result, mCloud no longer has control of Agnity in accordance with IFRS 10 as of this date.

As a result of losing control of Agnity, mCloud will:

•	stop consolidating Agnity by derecognising the assets, liabilities and NCI in the subsidiary, including any components of OCI attributable to them;

•	recognize the fair value of the consideration received;

•

reclassify to profit or loss, or transfer directly to retained earnings, amounts recognized in OCI in relation to the subsidiary on the same basis as would be required if mCloud had directly disposed of the related assets or liabilities.

The accounting for the loss of control will be reflected in mCloud’s Q3 condensed consolidated interim financial statements. As noted in its September 2, 2022 Response, Management has not yet finalized its detailed analysis of the accounting for the transaction.

Assets Held for Sale (Classification & Measurement)

Management has considered whether the loss of control of Agnity meets the IFRS 5.6-8 criteria for AHFS classification and measurement at June 30, 2022 and has concluded that the criteria are not met.

In IFRS 5.6, the Assets Held for Sale (“AHFS”) requirements requires classification of a non-current asset as held for sale if its carrying amount will be recovered principally through a sale transaction.

6	An entity shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

In accordance with IFRS 5.7, 5.8 and 5.8A, the sale of an asset (or disposal group) must be highly probable before AHFS classification is required to occur.

7

For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

8

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group), and an active programme to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, except as permitted by paragraph 9, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale is highly probable.

8A

An entity that is committed to a sale plan involving loss of control of a subsidiary shall classify all the assets and liabilities of that subsidiary as held for sale when the criteria set out in paragraphs 6–8 are met, regardless of whether the entity will retain a non-controlling interest in its former subsidiary after the sale.

At June 30, 2022, Management concluded that the criteria in IFRS 5.7 were not met. As part of this assessment, Management considered the following:

•

On or about August 2021 Agnity disclosed to mCloud that it received an unsolicited, non-binding offer to be acquired by a third party (the “Acquiror”), the name of who was not disclosed because of the uncertain nature of the offer. As a condition for the sale, among other closing requirements, the Acquiror required that mCloud and Agnity enter into a business continuation agreement by which the existing April 2019 Amended Royalty Agreement would be extinguished and would agree to an Amendment to its existing perpetual MLSA which imposed material limitations to both the nature and scope of that agreement. These requirements were unacceptable to mCloud.

•

During subsequent negotiations, Agnity and the Acquiror continued to take positions that were unacceptable to mCloud. This included insisting upon amendments to the MLSA for the period subsequent to the acquisition that would have required mCloud to give up material rights it has under the MLSA to Agnity technology which mCloud utilizes in its AssetCare solution. While mCloud could agree to certain limited amendments to the MLSA, it did not agree to more material changes being demanded, such as modifications to the existing warranty on the license and limitations to the technical support and services mCloud is owed on the IP created by Agnity, as that would have materially compromised mCloud’s ability to support and deliver its AssetCare solution. Nor was mCloud willing to agree to demands to limit the existing mutual indemnification. These are but some examples of the untenable positions that were manifestly harmful to mCloud’s business and which mCloud was unwilling to agree to after extended discussions. This rendered the proposed agreements unacceptable to mCloud at June 30, 2022 resulting in uncertainty that mCloud and Agnity would reach any agreement acceptable to all parties.

•

Management notes that mCloud was not committed to a plan to enter into the business continuation agreement and amendment to the MLSA at June 30, 2022 therefore it was not highly probable at this date that the transaction would proceed given the positions being taken by mCloud and Agnity.

Considering the above facts, Management concluded that it was not highly probable that the sale of Agnity would occur, and as a result Agnity did not meet the criteria to be classified and measured as AHFS at June 30, 2022, in the Condensed Consolidated Interim Financial Statements of the Company for that date.

During July 2022, Agnity ultimately agreed to mCloud’s requirements, including reaching an agreement for Agnity to continue to provide the necessary technical support and services on the IP and products being licensed, and reasonable and reciprocal indemnifications. These terms were included in the Technology Continuation Agreement entered into between Agnity and mCloud on July 29, 2022. Immediately subsequent to entering into the Technology Continuation Agreement, the Acquiror and the Agnity shareholders entered into an agreement to sell the shares of the Agnity to the Acquiror that closed on the same day.

Entering into both agreements on July 29, 2022, does not have consequences for AHFS classification in the June 30, 2022, Condensed Consolidated Interim Financial Statements of the Company. In accordance with IFRS 5.12, an entity shall not classify a non-current asset (or disposal group) as held for sale if the criteria in paragraphs 7 and 8 are met after the reporting date.

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If the criteria in paragraphs 7 and 8 are met after the reporting period, an entity shall not classify a non-current asset (or disposal group) as held for sale in those financial statements when issued. However, when those criteria are met after the reporting period but before the authorisation of the financial statements for issue, the entity shall disclose the information specified in paragraph 41(a), (b) and (d) in the notes.

This principle is also included in IAS 10 paragraph 22(c), which clarifies that classification of assets as held for sale in accordance with IFRS 5 is a non-adjusting event after the reporting period that would generally result in disclosure.

Notwithstanding that the loss of control of Agnity does not meet the criteria to be presented as AHFS at June 30, 2022, the transaction is considered relevant to the users of the financial statements and was disclosed in note 18(a) of the June 30, 2022, Condensed Consolidated Interim Financial Statements of the Company.

Management did not assess the AHFS criteria for Agnity for subsequent reporting periods, as the transaction closed July 29, 2022, and mCloud derecognized Agnity’s assets and liabilities and ceased consolidating the financial results of Agnity as of this date.

Discontinued Operations

In accordance with IFRS 5.32, Discontinued Operations presentation is applicable if the following criteria are met:

32	A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical area of operations,

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or

(c)	is a subsidiary acquired exclusively with a view to resale.

As discussed above, Agnity was not classified as AHFS at June 30, 2022, and the entity had not yet been disposed of at this date. Paragraph 32 is therefore not applicable to the Company’s Condensed Consolidated Interim Financial Statements as at and for the period ended June 30, 2022.

Management has also concluded that Agnity does not meet the requirements in paragraph 32 as it relates to the Company’s future Financial Statements (both interim and annual).

Management refers to KPMG’s Insights into IFRS, 19th edition guidance section 5.4.150.10 stating that “In our view, an operating segment would normally represent a separate major line of business or geographic area of operation”. Agnity is not a separate major line of business because it is not an operating segment under IFRS 8. mCloud has only one operating segment and Agnity was never considered a separate operating segment. mCloud’s Chief Operating Decision Maker is the CEO, who is in charge of allocating resources and assessing the performance of mCloud. The CEO reviews the financial performance of mCloud on only a consolidated basis.

Further, it does not meet the definition of a “geographical area of operation” because during the period 2019 to 2021 approximately 29% of mCloud’s revenue in the United States was generated by non-Agnity entities. Additionally, mCloud has two non-Agnity offices based in the United States in San Francisco and Atlanta. As Agnity is not considered a separate major line of business or geographical area of operations, paragraphs (a) and (b) are not considered applicable. Paragraph (c) requires that a subsidiary was acquired exclusively with a view to resale. The development described before in this memo make it clear that control over Agnity was not obtained for a short period of time and paragraph (c) is therefore not met.

IFRS Interpretations Committee (“IFRIC”)

In addition to considering the criteria of IFRS 5, management also notes that IFRIC considered whether transactions other than traditional sales transactions are intended to be within the scope of IFRS 5. These IFRIC discussions occurred at meetings held in March 2015 and May 2015 using staff Agenda Papers 3A and 9A respectively. During these discussions IFRIC could not reach a consensus on this matter and concluded that it was not clear if the scope of IFRS 5 in relation to AHFS classification was only limited to the types of transactions referenced in the standard, or that the scope of the standard is broader. No agenda decision was issued, and IFRIC referred this matter along with other matters in IFRS 5 to the IASB for further assessment. The IASB has not undertaken any project to address this and other aspects of IFRS 5, and no post-issuance review of IFRS 5 is scheduled currently. Consequently this standard remains open to diverse application in its scope.

Based on the analysis above, Management concluded that Agnity did not meet the criteria for presentation as discontinued operations in the financial statements.

We hope this and our previous response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Marc Ross of Sichenzia Ross Ference LLP at (212) 930-9700 or mross@srf.law.

mCloud Technologies Corp.

/s/ Russell H. McMeekin
Name: Russell H. McMeekin Title: Chief Executive Officer